Filed pursuant to Rule 424(b)(5)

Registration No. 333-269306

AMENDMENT NO. 1
TO PROSPECTUS SUPPLEMENT DATED AUGUST 16, 2024

(To prospectus dated January 30, 2023)

NeuroSense Therapeutics Ltd.

Up to $2,556,428

Ordinary Shares

This Amendment No. 1 (the “Amendment”) amends and supplements the information in the prospectus supplement, dated August 16, 2024 (the “Prospectus Supplement”), to the prospectus, dated January 30, 2023 (the “Prospectus”), filed as part of our registration statement on Form F-3 (File No. 333-269306) (the “Registration Statement”) relating to our ordinary shares, no par value per share, that may be issued and sold in accordance with the terms of a Capital on Demand™ Sales Agreement, dated as of August 16, 2024 (the “Sales Agreement”) with JonesTrading Institutional Services LLC (“Jones”). This Amendment should be read in conjunction with the Prospectus Supplement and the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement and Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

We are filing this Amendment to amend the Prospectus Supplement to update the maximum amount of shares we are eligible to sell under our Registration Statement pursuant to General Instruction I.B.5 of Form F-3. As a result of these limitations and the current Public Float (as defined below) of our ordinary shares, and in accordance with the terms of the Sales Agreement, we may offer and sell ordinary shares having an aggregate offering price of up to $2,556,428 from time to time through Jones, which does not include the ordinary shares having an aggregate sales price of approximately $1,410,170 that were sold in accordance with the Sales Agreement pursuant to the Prospectus Supplement dated as August 16, 2024. If our Public Float (as defined below) increases such that we may sell additional amounts under the Sales Agreement, the Prospectus and the Prospectus Supplement and in accordance with General Instruction I.B.5, we will file another amendment prior to making such additional sales.

Our ordinary shares are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “NRSN”. The last reported sale price for our ordinary shares on February 20, 2025 as quoted on Nasdaq was $1.1391 per share.

Sales of our ordinary shares, if any, under the Prospectus Supplement, as amended by this Amendment, may be made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. Jones is not required to sell any specific number or dollar amount of securities but will act as a sales agent and will use commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Jones and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The highest aggregate market value of our outstanding ordinary shares held by non-affiliates (the “Public Float”) within the 60 days prior to the date of this Amendment was $24,522,113, based on 19,157,901 ordinary shares outstanding held by non-affiliates as of February 20, 2025, and the closing sale price of our ordinary shares on Nasdaq of $1.28 on December 27, 2024. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell, pursuant to the registration statement of which the Prospectus and Prospectus Supplement, as amended by the Amendment, form a part, securities with a value exceeding one-third of the aggregate market value of our outstanding ordinary shares held by non-affiliates in any 12 calendar month period, so long as the aggregate market value of our ordinary shares held by non-affiliates is less than $75.0 million. During the 12 calendar-month period that ends on, and includes, the date of this Amendment, we have sold approximately $5,617,610 of our securities pursuant to General Instruction I.B.5 of Form F-3.

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws, and as such, will be eligible for reduced public company disclosure requirements. See “About the Company—Implications of Being an Emerging Growth Company” and “About the Company—Implications of Being a Foreign Private Issuer” in the Prospectus Supplement for additional information.

Investing in the ordinary shares involves a high degree of risk. Please carefully consider the risks discussed under “Risk Factors” beginning on page S-6 of the Prospectus Supplement, “Risk Factors” on page 4 of the Prospectus and “Risk Factors” in “Item 3. Key Information—D. Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference into the Prospectus Supplement, as amended by this Amendment, for a discussion of the factors you should consider carefully before deciding to purchase the ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ordinary shares being offered by this Amendment, the Prospectus Supplement or the Prospectus, or determined if this Amendment, the Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to Prospectus Supplement is February 21, 2025